

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 13, 2009

Mr. Kenneth D. Denman
Chief Executive Officer and Director
Openwave Systems Inc.
2100 Seaport Blvd.
Redwood City, CA 94063

     Re: Openwave Systems Inc.
             Form 10-K for the Fiscal Year Ended June 30, 2009
             Filed September 9, 2009
             File No. 001-16073

Dear Mr. Denman:

     We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.   Please consider including an "Overview" of management's perspective on Openwave to provide an executive level overview that provides context for the remainder of the management's discussion and analysis. For example, identify the factors that Openwave's executives focus on in evaluating financial condition and operating performance. In this regard, we note that your goal is to have a 1:1 or better book to bill ratio. Please also consider addressing the material

operations, risks and challenges facing Openwave and how management is dealing with these issues. For example, we note that you are focused on improving your execution in Europe to drive more bookings and revenues from that geography, that you are attempting to grow your customer base in emerging markets and that you are in the process of selling your customers a migration to Openwave's next generation software platforms and tools. Refer to Release No. 33-8350.

2. You provide discussion and analysis of past financial condition and operating analysis; however, there is little, if any, emphasis on known trends and their impact on your prospective financial condition and operating performance. Please tell us what consideration you gave to including disclosure in your MD&A discussing prospective matters. See Section III.B.3 of SEC Release 33-8350.

Liquidity and Capital Resources, page 40

3. Please expand your disclosure to outline the material covenants associated with your secured revolving credit facility with Silicon Valley Bank.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Compensation Discussion and Analysis, page 22

General

4. Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2009. For example, we note minimal discussion and analysis of how the Committee determined specific long-term equity awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

5. We note your use of peer group comparison and benchmarking surveys and that you generally target each component of executive officer compensation at approximately the 50th percentile of your peer group companies. Please clarify what consideration you gave to including a discussion of where actual payments fell within targeted parameters for each element of your compensation program.

6.   We note your statement that the Compensation Committee determines actual awards to executive officers based upon, among other things, its assessment of individual performance measured against key performance indicators and business objectives. Please expand your discussion to provide additional analysis of the effect of individual performance on compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

7.   We note that executives were eligible for payments under your 2009 Corporate Incentive Plan that were "tied to the achievement of certain financial performance goals and objectives as set forth by [y]our Board of Directors in [y]our fiscal 2009 operating plan" and that the 2009 CIP had two measures of your financial performance goals, namely quarterly revenue and quarterly non-GAAP operating income or loss. Please tell us why you have not provided quantitative disclosure of the terms of the performance goals and objectives utilized in determining incentive compensation for your executive officers for fiscal year 2009. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have performed this analysis.

        We also note that the 2010 CIP bonuses will be paid semi-annually and payment will be based on achievement against corporate bookings and operating profit/loss. Consider disclosing in your next annual report (or proxy statement, if you incorporate Part III information by reference thereto) quantitative disclosure of the terms of the performance targets utilized in determining incentive compensation for your executive officers for fiscal year 2010.

Item 15. Exhibits, Financial Statement Schedules, page 52

8.   We note that Sprint Nextel and AT&T accounted for over 10% of revenues during fiscal 2009, 2008 and 2007. As it appears that you are substantially dependant upon these relationships, please expand your disclosure in your "Business" section to describe the material terms of your agreements with Sprint Nextel and AT&T. Further, please advise why you have not filed your agreements with these customers. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

9.   We note that you have entered into employment arrangements or written offers of employment with each of your named executive officers, but we are unable to locate the agreements with Dr. McKendry, Mr. Posey and Ms. Brennan. Please advise or file these agreements. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Notes to Consolidated Financial Statements

(2) Significant Accounting Policies

(h) Revenue Recognition, page F-14

10.   Your disclosures indicate that vendor-specific objective evidence ("VSOE") of maintenance and support is based on substantive renewal rates. Please tell us how you determine that the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. We also note your disclosure on page 32 that the decline in maintenance and support revenues is due to "lower negotiated amounts." Please explain what you mean by "lower negotiated amounts" and clarify whether these negotiations related to new or existing contracts. As part of your response, tell us how you factored these "lower negotiated amounts" into your analysis of VSOE.

(13) Income Taxes, page F-50

11.   Please tell us how your reconciliation of unrecognized tax benefits on page F-52 complies with the disclosures required in paragraph 21(a) of FIN 48. In this regard, we note that your reconciliation does not appear to provide the specific items noted in paragraph 21(a). See also the example disclosure in paragraph A33 of FIN 48.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Kenneth D. Denman
Openwave Systems Inc.
November 13, 2009
Page 5

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistance Chief Accountant, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief